[DILWORTH PAXSON LLP LETTERHEAD]

August __, 2006

Board of Directors
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, N.J. 08054

Re:	Acquisition of all of the Common Stock of Sterling Bank by Sterling Banks, Inc.

Dear Directors:

You have asked us to provide you with our opinion regarding certain material federal and state income tax consequences of the proposed acquisition (the “Acquisition”) by newly-formed Sterling Banks, Inc., a New Jersey corporation (“Holding Company”), of all of the outstanding common stock of Sterling Bank, a New Jersey banking corporation (the “Bank”), as provided in the Plan of Acquisition between Holding Company and the Bank, dated April 26, 2006. The Acquisition is further described in and will be in accordance with Holdings’ Securities and Exchange Commission Form S-4 Registration Statement (Reg. No. 333-133649) (the “Registration Statement”) with which this opinion letter is being filed.

The Acquisition is structured, and will be completed, as an exchange by the Bank’s shareholders of their Bank voting common stock (the “Bank Common Stock”) for Holding Company voting common stock (“Holding Company Common Stock”). The exchange will be made on an one-share-for-one-share basis. The Bank Common Stock is the only class of stock presently outstanding and will be the only class of capital stock of the Bank outstanding as of the Effective Time. Bank shareholders will be entitled to exercise their statutory rights of dissent to the Acquisition and be paid in cash for their Bank Common Stock by the Bank in accordance with the provisions of New Jersey law. The dissenting shares will constitute less than 50 percent of the outstanding Bank Common Stock.

Holding Company will own all of the Bank Common Stock after the Acquisition and there is no plan or intention to issue additional Bank Common Stock that would result in Holding Company losing “control” of the Bank within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the “Code”). Except as otherwise indicated, capitalized terms used herein have the meanings set forth in the Plan of Acquisition.

To: Board of Directors                                                                                        Page 2

We have acted as counsel to Holding Company and the Bank in connection with the Acquisition. As such, and for purposes of providing this opinion, we have examined and are relying upon (without any independent verification or review thereof) the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto):

1.  the Registration Statement;

2.  the Plan of Acquisition; and

3.  such other instruments and documents related to Holding Company and the Bank as we have deemed necessary or appropriate.

In addition, in connection with providing this opinion, we have assumed (without any independent investigation thereof) that:

1.  original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents; and there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;

2.  any representation or statement referred to above made “to the best of knowledge” or otherwise similarly qualified is correct without such qualification, and all statements and representations, whether or not qualified, are true and will remain true through the Effective Time and thereafter where relevant;

3.  the Acquisition will be consummated pursuant to the Plan of Acquisition and will be effective under the law of the State of New Jersey and applicable federal and state banking laws;

4.  the Bank Common Stock is held by the shareholders of Bank as a capital asset; and

5.  at all relevant times prior to and including the Effective Time, (i) no outstanding indebtedness of the Bank has represented or will represent equity for tax purposes; (ii) no outstanding equity of the Bank has represented or will represent indebtedness for tax purposes; and (iii) no outstanding security, instrument, agreement or arrangement that provides for, contains or represents either a right to acquire Bank capital stock or to share in the appreciation thereof constitutes or will constitute “stock” for purposes of applying Section 368(c) of the Code.

Based on the foregoing documents, materials, assumptions and information, and subject to the qualifications and assumptions set forth herein, and if the Acquisition is consummated in accordance with the provisions of the Plan of Acquisition (and without any waiver, breach or amendment of any of the provisions thereof), we are of the opinion that the statements made under the caption “Material Federal Income Tax Consequences” under the heading “STERLING BANK PROPOSAL II - THE HOLDING COMPANY REORGANIZATION” in the Registration Statement, insofar as they constitute statements of law or legal conclusions and based upon the limitations described therein, are correct in all material respects, and in particular:

To: Board of Directors                                                                                        Page 3

1. The Acquisition will qualify as a tax-free reorganization under Code Section 368(a), and Holding Company and Bank will be parties to the reorganization.

2. No gain or loss will be recognized by holders of Bank Common Stock as a result of the exchange of such shares for shares of Holding Company Common Stock pursuant to the Acquisition. In addition, no gain or loss will be recognized for state income tax purposes as a result of such exchange for holders of Bank Common Stock that reside in New Jersey or Pennsylvania.

3. The tax basis of the shares of Holding Company Common Stock received by each shareholder of the Bank will equal the tax basis of such shareholder’s shares of Bank Common Stock exchanged in the Acquisition.

4. The holding period for the shares of Holding Company Common Stock received by each shareholder of the Bank will include the holding period for the shares of Bank Common Stock of such shareholder exchanged in the Acquisition.

5. Neither Holding Company nor the Bank will recognize gain or loss as a result of the Acquisition.

6. Dissenting shareholders of the Bank who receive cash in lieu of Holding Company Common Stock will recognize gain or loss on receipt of such cash for federal and state income tax purposes. Generally, any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the tax basis of the shareholder’s Bank Common Stock.

Our opinion set forth above is based on the existing provisions of the Code, Treasury Regulations (including Temporary Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Internal Revenue Service (the “Service”) and existing court decisions, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of such changes and could significantly modify the opinion set forth above. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application, operation or interpretation of the U.S. federal income tax laws.

To: Board of Directors                                                                                        Page 4

As you are aware, no ruling has been or will be requested from the Service concerning the U.S. federal income tax consequences of the Acquisition. In reviewing this opinion, you should be aware that the opinion set forth above represents our conclusion regarding the application of existing U.S. federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable in whole or in part. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the Service or that a court considering the issues would not hold otherwise.

This opinion is being delivered to the Board of Directors solely for the purpose of being included as an exhibit to the Registration Statement. It may not be relied upon or utilized for any other purpose. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement wherever it appears. In giving this consent, however, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder.

Very truly yours,

DILWORTH PAXSON LLP